

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 21, 2008

Jack Amin, Director, President, Chief Executive Officer,
Chief Financial Officer and Chief Accounting Officer
Amexdrug Corporation
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

> **Re:**   **Amexdrug Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007, as amended**
> **File No. 1-10304**

Dear Mr. Amin:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kyle Moffatt
Accountant Branch Chief